UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of: September 2024 (Report No. 6)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A

Tel Aviv 6971916, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Further to the notice on the Annual General Meeting of Shareholders (the “Meeting”) of SciSparc Ltd. (the “Company”) originally scheduled for October 1, 2024, the Company hereby announces that the date of the Meeting has been postponed and has been rescheduled for Tuesday, October 22, 2024. The record date for the Meeting, August 27, 2024, remains unchanged.

Attached hereto and incorporated by reference herein are a supplemental proxy statement and an amended proxy card for the Meeting, which include the addition of Proposal No. 7 to the agenda for the Meeting.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-275305, 333-269839, 333-266047, 333-233417, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437 and 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Supplemental Proxy Statement for the Annual General Meeting to be held on October 22, 2024.
99.2	Amended Proxy Card for the Annual General Meeting to be held on October 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: September 27, 2024	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer

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